Exhibit 23


               Consent of Independent Registered Public Accounting Firm

The Board of Directors
R&B, Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-52946 and 33-56492) on Form S-8 of R&B, Inc. of our reports dated March 13, 2006, with respect to the consolidated balance sheets of R&B, Inc. as of December 31, 2005 and December 25, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of R&B, Inc.

KPMG LLP


Philadelphia, Pennsylvania
Date:     March 13, 2006


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